4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

Medicure Acquires Novel Cholesterol-Lowering
Technology Platform

WINNIPEG, Manitoba - (January 31, 2005) Medicure Inc. (TSX:MPH; Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce that it has acquired the exclusive worldwide licensing rights from the University of Manitoba and University of Ottawa Heart Institute for a technology platform focused on the development of novel lipid lowering therapeutics for the treatment of cardiovascular diseases.

The treatment approach, discovered by Dr. Jim Jamieson and Dr. Gro Thorne-Tjomsland, Department of Chemistry, University of Manitoba and Dr. Zemin Yao, University of Ottawa Heart Institute, reduces cholesterol and triglycerides by acting on newly discovered targets in the liver’s mechanism for the production and removal of very low density lipoproteins (VLDL), the main triglyceride carrier in the blood. The discovery involves the identification of a specific mechanism by which VLDL is degraded or broken down, a process referred to as autophagocytosis. Medicure and the discoverers will advance the development of this technology platform under a collaboration agreement.

The importance of this technology is two-fold. First, in that it provides a new mechanism for lowering cholesterol and secondly, that it directly addresses the triglyceride-rich lipid fraction VLDL, which is increasingly becoming recognized as a key risk factor for heart attacks and other cardiovascular events. While cholesterol-lowering therapy has traditionally focused primarily on reducing low-density lipoprotein (LDL) cholesterol, researchers have found that VLDL and other related lipoproteins appear to be extensively involved in developing heart disease. This is because VLDL, once released into the blood, is converted to low density lipoprotein (LDL) which is the main cholesterol carrier. As a result the primary treatment guidelines set by the National Institute of Health’s (NIH) National Cholesterol Education Program (NCEP) have recently placed new emphasis on these non-HDL lipoproteins as a target of treatment in addition to management of LDL cholesterol.

“We are very enthusiastic about the potential benefits of our group’s discovery. We believe that this will make a significant impact in the management of the serious problems associated with hyperlipidemia by directly addressing lipid assembly at a basic mechanistic level,” stated Dr. Jim Jamieson, Professor, University of Manitoba. “We are also very pleased to work closely with Medicure, whose cardiovascular focus and development expertise will be critical in advancing the therapeutic applications of our discoveries to the market.”

“Medicure is extremely pleased to participate in the development of drugs resulting from this medical breakthrough in this large and growing segment of the cardiovascular market. Currently, cholesterol lowering therapy represents the world’s largest pharmaceutical market, generating worldwide revenues of US$22 billion in 2002,” stated Albert D. Friesen, PhD, Medicure’s President and CEO. “This technology platform represents an exciting new treatment approach to controlling cholesterol and compliments our pipeline of cardiovascular drugs currently under development. This novel discovery could result in a potential new class of cholesterol lowering drugs.”

About the University of Manitoba
The University of Manitoba is the largest and most comprehensive of Manitoba’s three universities. As the province’s only research-intensive university, the University of Manitoba is at the centre of Manitoba’s knowledge and innovation system. University of Manitoba is home to most of Manitoba’s specialized research facilities and equipment and as the hub for graduate education in the province, it is the major contributor to the supply of highly qualified personnel that are increasingly in demand by business, industry and government.

About the University of Ottawa Heart Institute
The University of Ottawa Heart Institute is a leader in the fight against heart disease and Canada’s only complete cardiac center, encompassing prevention, diagnosis, treatment, rehabilitation, research and education.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company’s solid position in this field is supported by the following attributes:

•	Cardiovascular focused pipeline: a global market of over US $70 billion
•	Two drugs – MC-1 & MC-4232 – in advanced Phase II trials
•	Two positive Phase II trials completed
•	Unique products addressing major markets not adequately served by existing drugs
•	Second combination entering development stage
•	Dual action antithrombotic, MC-45308, in preclinical testing

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

This news release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Medicure Inc.
888-435-2220
204-488-9823 fax
info@medicureinc.com
www.medicurureinc.com